SECURITIES [barcode] 15027305
W

SEC MAIL PROCESSING SECTION RECEIVED JUL 13 2015 WASH, D.C. 196

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SEC FILE NUMBER
8- 35606

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES W PACE SECURITIES GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 COLE AVE #313
(No. and Street)

DALLAS (City) TEXAS (State) 75205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES W PACE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARLES W PACE SECURITIES GROUP INC, as of JULY 9, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles W Pace
Signature

President
Title

Alison Edney
Notary Public

ALISON EDNEY
Notary Public
STATE OF TEXAS
My Comm. Exp. June 28, 2019

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES W. PACE SECURITIES GROUP, INC.]

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended MARCH 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr. W Ste. 508
Southfield, MI 48075
248-559-4514

Board of Directors
Charles W. Pace Security Group, Inc.
4650 Cole Avenue
Dallas, TX 75205

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Charles W. Pace Security Group, Inc. as of March 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Charles W. Pace Security Group, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles W. Pace Security Group, Inc. as of March 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Charles W. Pace Security Group, Inc. financial statements. Supplemental Information is the responsibility of Charles W. Pace Security Group, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated

whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
July 9, 2015

5:14 PM

04/19/15

Accrual Basis

Charles W. Pace Securities Group, Inc.
Balance Sheet
As of March 31, 2015

	Mar 31, 15
ASSETS	
Current Assets	
Checking/Savings	
10000 · Compass Bank Checking	473.33
11230 · CDA SWS	6,000.00
Total Checking/Savings	6,473.33
Total Current Assets	6,473.33
Fixed Assets	
15200 · Organization Costs	3,782.01
16200 · Accum Dep-Organization	-3,782.01
Total Fixed Assets	0.00
TOTAL ASSETS	6,473.33
LIABILITIES & EQUITY	
Equity	
31100 · Capital Stock	100.00
311200 · Paid in Capital	8,900.00
32000 · Retained Earnings	-2,427.32
Net Income	-99.35
Total Equity	6,473.33
TOTAL LIABILITIES & EQUITY	6,473.33

5:15 PM
04/19/15
Accrual Basis

Charles W. Pace Securities Group, Inc.
Profit & Loss
January through March 2015

	Jan - Mar 15	Apr '14 - Mar 15
Income		
40009 · Income OTC Stock	9,464.83	25,691.47
40012 · Inv Mutual Funds 12-b-1	3.54	13.86
40021 · Credit Interest Income	20.25	229.15
40026 · Income Non Trades	107.79	458.04
Total Income	9,596.41	26,392.52
Expense		
53000 · Broker Clearance Paid	1,902.85	4,391.39
53060 · Commisson Expense	7,550.00	21,750.00
54003 · Bank Charges	91.51	350.48
Total Expense	9,544.36	26,491.87
Net Income	52.05	-99.35

CHARLES W. PACE SECURITIES GROUP, INC.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended March 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (99.35)
Prior Period Adjustment	0.00
Fixed Assets	0.00
Accounts Payable	0.00
Net Cash Provided By (used in) Operating Activities	**$ (99.35)**
CASH FLOWS FROM INVESTING ACTIVITIES	**$ 0.00**
CASH FLOWS FROM FINANCING ACTIVITIES	**$ 0.00**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (99.35)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**$ 6,572.68**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 6,473.33**

CHARLES W. PACE SECURITIES GROUP, INC.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended March 31, 2015

	Common Stock		Paid in Capital		Retained Earnings	Total Stkholders
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2014	1,000	$ 100		$8,900	(2,427)	$ 6,573
Net Income (Loss)					(99)	-
Capital Transactions	-	-		-	-	
Prior Period Adjustments	-	-		-	-	
Balance at March 31, 2015	**$1,000**	**$ 100**		**$8,900**	**(2,546)**	**$6,474**

CHARLES W. PACE SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Charles W. Pace Securities Group, Inc. ("the Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provide tat all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. Substantially all of the Company's business is conducted with customers located in Texas.

Description of Business

The Company, located in Dallas, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Security transactions (and related commissions revenue and expense) are recorded on a settlement date basis. If materiality different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables from broker-dealers and cleaning organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written of against the allowance.

CHARLES W. PACE SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using stator rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities on various statues of limitations generally three to five years from the date of filing.

Management evaluates income tax positions based on predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by liabilities for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As March 31, 2015, the Company had net capital of approximately $6,473.00 and net capital requirements of $5,000.00.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

Charles W. Pace provides office space and all necessary office overhead to the Company. During the year ended March 31, 2015 the Company paid $40,783.43 in office rent and office overhead to Charles W. Pace.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

CHARLES W. PACE SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015

NOTE F – INCOME TAX

The tax benefit from the net operating loss carry forward of $29,861 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carry forward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset March 31, 2015	Deferred Current Period Changes	Tax Asset March 31, 2014
Federal	$ 3,782	$ 698	$ 4,480
Valuation allowance	(3,782)	(698)	(4,480)
Amount per balance sheet	$ 0	$ 0	$ 0

This operating loss carry forward will expire as follow:

Year Ended March 31,	
2014	$ 2,253
2017	367
2018	120
2024	280
2027	19,793
2028	220
2029	1,007
2030	171
2031	176
2032	5,474
	$ 29,861

CHARLES W. PACE SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2015

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording July 10, 2015, which is the date the financial statement, were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2015

See accountant's audit report

Charles W. Pace Securities Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 6,473.00
Nonallowable assets:		
Property and equipment	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 6,473.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 0.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 1,473.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of aggregate indebtedness to net capital	0.00%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2015	$ 6,473.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	6,473.00
Reconciled Difference	$ (0.00)

Charles W. Pace Securities Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2014	$ -	
Additions		-
Reductions		-
Balance of such claims at March 31, 2015		$ -

Charles W. Pace Securities Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2015, the Company had net capital of $6,473.00 which was $1,473.00 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2015

See accountant's audit report

CHARLES W PACE SECURITIES GROUP
4650 COLE AVENUE #313
DALLAS TEXAS 75205

July 27, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (iI) for FYE March 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Charles W. Pace Securities Group, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2014 through March 31, 2015. Charles W. Pace Securities Group, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Charles W. Pace Securities Group, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

Charles W Pace the president of Charles W. Pace Securities Group, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2015.

Linda Phillips has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Charles W. Pace Securities Group, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 214-850-4949.

Charles W Pace

Very truly yours,
Charles W Pace

Charles W. Pace Securities Group, Inc..
CHARLES W PACE
President

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

July 10, 2015

Board of Directors
Charles W. Pace Securities Group, Inc.
4650 Cole Avenue #331
Dallas, TX 75205

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Charles W. Pace Securities Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Charles W. Pace Securities Group, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Charles W. Pace Securities Group, Inc. stated that Charles W. Pace Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Charles W. Pace Securities Group, Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Charles W. Pace Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA